FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

October/08 - Same-store sales move up by 13.9%

São Paulo, Brazil, November 13, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its October 2008 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In October, the Group’s gross sales totaled R$ 1,754.0 million and net sales reached R$ 1,528.5 million. Growth rates were up 25.2% and 29.2% year on year, respectively.

In the same-store concept, gross sales moved up 13.9% and net sales by 17.4% . Same-store food sales grew 12.1% and non-food sales once again recorded strong growth (19.3%), led by consumer electronics, whose double-digit growth was above the Company’s average.

The strong growth recorded by the Company is based on its consistent pricing policy, which has greatly increased the competitiveness of each banner and region, resulting in a sustainable growth accompanied by growth in market share, customer traffic, volume and average ticket.

The highlights of the month were the Extra, Extra-Eletro, and Extra Fácil formats, whose growth rates outperformed the Company’s average growth.

Note: Same-store sales figures include only those stores with at least 12 months of operations..	GRUPO PÃO DE AÇÚCAR

Since November 2007, the "total stores" concept has included Assai's sales.	Daniela Sabbag
Investor Relations
Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. These projections are highly dependent on market changes and the performance of Brazil's economy, the industry and the international markets and are, therefore, subject to change..
Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.